Exhibit 99.3

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.”

These documents, along with an audio webcast of the Management Presentation on 20 February 2015, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au

NOTE TO THE READER:

Starting with Q1 of fiscal 2015, we revised the order of analysis within our Management’s Analysis of Results. Historically we presented the analysis in order of Statement of Operations line item; we now present an overall analysis of group results, an analysis of our operating results by segment, an analysis of additional non-segment related operating results with any supplementary financial or operating information following.

Media/Analyst Enquiries:

Sean O’ Sullivan

Vice President Investor and Media Relations

Telephone:	+61 2 8845 3352

Email:	media@jameshardie.com.au

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the “Definitions and Other Terms”, and “Non-GAAP Financial Measures” sections of this document. We present financial measures that we believe are customarily used by our Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions section, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. We may also present other terms for measuring our sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“Adjusted EBIT”, “Adjusted EBIT margin”, “Adjusted net operating profit”, “Adjusted diluted earnings per share”, “Adjusted operating profit before income taxes”, “Adjusted effective tax rate on earnings”, “Adjusted EBITDA” and “Adjusted selling, general and administrative expenses”). Unless otherwise stated, results and comparisons are of the third quarter and nine months of the current fiscal year versus the third quarter and nine months of the prior fiscal year. For additional information regarding the financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measures to the equivalent US GAAP measure, see the sections titled “Definition and Other Terms” and “Non-US GAAP Financial Measures.”

James Hardie Industries plc

Results for the 3rd Quarter and Nine Months Ended 31 December

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY15	Q3 FY14	Change %	9 Months FY15	9 Months FY14	Change %
Net sales	$388.4	$353.2	10	$1,245.6	$1,117.4	11
Cost of goods sold	(253.2)	(231.7)	(9)	(819.3)	(736.5)	(11)
Gross profit	135.2	121.5	11	426.3	380.9	12

Selling, general and administrative expenses	(56.0)	(53.8)	(4)	(176.7)	(162.5)	(9)
Research and development expenses	(7.7)	(8.7)	11	(24.1)	(25.1)	4
Asbestos adjustments	54.9	35.8	53	96.9	126.2	(23)
EBIT	126.4	94.8	33	322.4	319.5	1

Net interest expense	(1.5)	(0.4)		(3.5)	(0.7)
Other (expense) income	(0.2)	1.2		(3.9)	1.4
Operating profit before income taxes	124.7	95.6	30	315.0	320.2	(2)
Income tax expense	(17.2)	(3.4)		(51.4)	(33.9)	(52)
Net operating profit	$107.5	$92.2	17	$263.6	$286.3	(8)

Earnings per share - basic (US cents)	24	21		59	65
Earnings per share - diluted (US cents)	24	21		59	64

Volume (mmsf)	543.7	489.5	11	1,717.8	1,573.8	9

Total net sales of US$388.4 million for the quarter and US$1,245.6 million for the nine months increased 10% and 11%, respectively, when compared to the prior corresponding periods. Net sales in local currencies were favorably impacted by higher sales volumes in both the USA and Europe Fiber Cement and the Asia Pacific Fiber Cement segments.

Gross profit of US$135.2 million for the quarter and US$426.3 million for the nine months increased 11% and 12%, respectively, when compared with the prior corresponding periods. Gross profit margins of 34.8% for the quarter and 34.2% for the nine months increased 0.4 percentage points and 0.1 percentage points, respectively, when compared with the prior corresponding periods.

Selling, general and administrative (“SG&A”) expenses of US$56.0 million for the quarter and US$176.7 million for the nine months increased 4% and 9%, respectively, when compared with the prior corresponding periods. The increase primarily reflects higher compensation expenses, an increase in discretionary expenses and higher realized losses on foreign currency transactions caused by the strengthening of the US dollar during the quarter and nine months. For the quarter and nine months, SG&A as a percentage of sales has decreased compared to the prior corresponding periods.

Research and development (“R&D”) expenses decreased 11% for the quarter and 4% for the nine months when compared to the prior corresponding periods. The decrease in the quarter and nine months is related to the timing of spend associated with commercialization projects in our business units.

Asbestos adjustments reflect the non-cash foreign exchange translation impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate between the relevant balance sheet dates.

Other (expense) income for the quarter and nine months reflects unrealized foreign exchange gains and losses and unrealized gains and losses on interest rate swaps.

Net Operating Profit for the quarter increased, compared to the prior corresponding period, primarily due to the favorable impact of the underlying performance of the operating business units and favorable asbestos adjustments, partially offset by higher income tax expense, due to a favorable non-recurring tax adjustment in the prior corresponding period and a higher adjusted effective tax rate. The decrease for the nine months compared to the prior corresponding period, reflects higher operating earnings, more than offset by less favorable asbestos adjustments, higher SG&A expenses, higher interest and other expenses and higher income tax expense, due to a favorable non-recurring tax adjustment in the prior period and higher adjusted effective tax rate.

USA & Europe Fiber Cement Segment

Operating results for the USA & Europe Fiber Cement segment were as follows:

	Three and Nine Months Ended 31 December
	Q3 FY15	Q3 FY14	Change %	9 Months FY15	9 Months FY14	Change %
Volume (mmsf)	426.9	389.2	10%	1,375.6	1,263.5	9%
Average net sales price per unit (per msf)	US$675	US$659	2%	US$678	US$651	4%

Net sales (US$ Millions)	294.5	262.6	12%	951.4	839.4	13%
Gross profit			12%			13%
Gross margin (%)			0.1 pts			(0.1 pts)
EBIT (US$ Millions)	63.5	53.1	20%	206.3	179.8	15%
EBIT margin (%)	21.6	20.2	1.4 pts	21.7	21.4	0.3 pts

Net sales for the quarter and nine months were favorably impacted by higher volumes and a higher average net sales price. The increase in our sales volume for both the quarter and the nine months compared to the prior corresponding periods, was primarily driven by further market penetration and modest growth in the repair and remodel market segment.

For the quarter and nine months, the increase in our average net sales price reflects price increases implemented at the beginning of the fiscal year, the ongoing execution of our pricing strategies, product mix and also the reduction of pricing inefficiencies when compared to the prior corresponding periods.

We note that there are a number of indicators that measure US housing market growth, most of which have reported between low single digit growth and slight contraction in recent quarters when compared to prior corresponding periods. However, at the time of filing our results for the nine months ended 31 December 2014, only US Census Bureau data was available. According to the US Census Bureau, single family housing starts for the quarter were 143,900, 4% above the prior corresponding period and for the nine months ended 31 December 2014, single family housing starts were 491,200, 1% above the prior corresponding period.

While we have provided US Census Bureau data above, we note that it typically trends higher than other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.

The change in gross margin for the quarter and nine months can be attributed to the following components:

For the three months ended 31 December 2014:
Higher average net sales price	2.6
Higher production costs	(2.5)

Total percentage point change in gross margin	0.1 pts

For the nine months ended 31 December 2014:
Higher average net sales price	2.6
Higher production costs	(2.7)

Total percentage point change in gross margin	(0.1 pts)

Production costs for the quarter and nine months when compared to the prior corresponding periods, increased primarily due to higher input costs driven by the market prices for pulp, gas, silica and our continued efforts to optimize production at our recently recommissioned Fontana, California location. Plant performance in the quarter improved versus the first half of fiscal 2015, resulting in lower production costs in the quarter as compared to the first half of fiscal 2015.

EBIT of US$63.5 million for the quarter and US$206.3 million for the nine months increased by 20% and 15%, respectively, compared to the prior corresponding periods, reflecting the increased volumes and improved underlying performance of our US and European businesses. As a percentage of segment sales, SG&A expenses decreased by 0.9 percentage points for the quarter, but increased by 0.2 percentage points for the nine months. For both the quarter and nine months, EBIT was unfavorably impacted by higher SG&A, primarily reflecting higher compensation expenses due to increased headcount as we invest in our organizational capability.

Asia Pacific Fiber Cement Segment

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

	Three and Nine Months Ended 31 December
	Q3 FY15	Q3 FY14	Change %	9 Months FY15	9 Months FY14	Change %
Volume (mmsf)	116.8	100.3	16%	342.2	310.3	10%

Net Sales (US$ Millions)	93.9	90.6	4%	294.2	278.0	6%
US$ Gross Profit			8%			8%
US$ Gross Margin (%)			1.5 pts			0.7 pts
EBIT (US$ Millions)	28.7	25.5	13%	74.1	63.8	16%
New Zealand weathertightness claims (US$ millions)	5.2	4.2	24%	4.2	(0.7)
EBIT excluding (US$ millions)[1]	23.5	21.3	10%	69.9	64.5	8%
US$ EBIT Margin excluding (%)[1]	25.0	23.5	1.5 pts	23.8	23.2	0.6 pts

1 Excludes New Zealand weathertightness claims

The Asia Pacific Fiber Cement Segment results in US dollars were unfavorably impacted for the quarter and for the nine months by the change in the period weighted average AUD/USD exchange rate relative to the prior corresponding periods. The impact of the exchange rate movements are detailed in the table below:

	Q3 FY15			Nine Months FY15
	Results in AUD	Results in USD	Impact of foreign exchange	Results in AUD	Results in USD	Impact of foreign exchange
Net Sales	12%	4%	(8 pts)	11%	6%	(5 pts)
Gross Profit	17%	8%	(9 pts)	13%	8%	(5 pts)
EBIT	21%	13%	(8 pts)	22%	16%	(6 pts)
EBIT excluding[1]	20%	10%	(10 pts)	14%	8%	(6 pts)

1 Excludes New Zealand weathertightness claims

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

	Three and Nine Months Ended 31 December
	Q3 FY15	Q3 FY14	Change %		9 Months FY15	9 Months FY14	Change %
Volume (mmsf)	116.8	100.3	16%		342.2	310.3	10%
Average net sales price per unit (per msf)	A$929	A$963	(4%	)	A$940	A$937	-

Net Sales (A$ Millions)	109.7	97.6	12%		325.3	294.1	11%
A$ Gross Profit			17%				13%
A$ Gross Margin (%)			1.5 pts				0.7 pts
EBIT (A$ Millions)	33.1	27.3	21%		82.0	67.4	22%
New Zealand weathertightness claims (A$ millions)	5.7	4.4	30%		4.7	(0.7)
EBIT excluding (A$ millions)[1]	27.4	22.9	20%		77.3	68.1	14%
A$ EBIT Margin excluding (%)[1]	25.0	23.5	1.5 pts		23.8	23.2	0.6 pts

1 Excludes New Zealand weathertightness claims

Net sales in Australian dollars for the quarter and nine months increased, largely due to higher sales volumes; partially offset by lower price, when compared to prior corresponding periods. In our Australian business, the key drivers of net sales growth were favorable conditions in our addressable markets and a favorable product mix. In our New Zealand business, volume grew across all regions; however net sales growth was partially offset by a lower average selling price due to product mix. In our Philippines business, net sales were driven higher compared to the prior corresponding periods by growth in our addressable markets and continued market penetration.

According to Australian Bureau of Statistics data, approvals for detached houses, which are a key driver of the Asia Pacific business’ sales volume, were 28,273 for the quarter, an increase of 7%, when compared to the prior corresponding period. For the nine months, approvals for detached houses were 87,442, an increase of 11%, compared to the prior corresponding period. The other key driver of our sales volume is the alterations and additions market, which increased 2% for the three months ended 30 September 2014 when compared to the prior corresponding period. For the nine months ended 30 September 2014, the alterations and additions market increased 3% compared to prior corresponding period.

According to Statistics New Zealand data, consents for dwellings excluding apartments, which are the primary driver of the New Zealand business’ net sales, were 5,653 for the quarter, an increase of 11%, when compared to the prior corresponding period. For the nine months, consents for dwellings excluding apartments, were 16,391, an increase of 11%, compared to the prior corresponding period.

In Australian dollars, the change in gross margin for the quarter and nine months can be attributed to the following components:

For the three months ended 31 December 2014:
Lower production costs	1.5

Total percentage point change in gross margin	1.5 pts

For the nine months ended 31 December 2014:
Higher average net sales price	1.0
Higher production costs	(0.3)

Total percentage point change in gross margin	0.7 pts

For the quarter, production costs decreased compared to the prior corresponding period, primarily due to the favorable impact on cost of goods sold of the purchase of our Rosehill site, as described further below, partially offset by higher market prices for input costs, driven by the impact of the depreciating Australian dollar on the price of pulp. Production costs for the nine months ended 31 December 2014, when compared to the prior corresponding period, increased primarily due to higher input costs driven by higher market prices of pulp, partially offset by the favorable impact on cost of goods sold of the purchase of our Rosehill site. Further, the reduced plant performance experienced during the first half of fiscal 2015 was partially mitigated during the current quarter, but still has an overall unfavorable impact on the nine month results.

During December 2014, we purchased the land and buildings previously leased at our Rosehill, New South Wales facility for A$45.0 million. As a result of the purchase, we released remediation and straight line rent provisions required as a lessee, resulting in a favorable impact to cost of goods sold of US$2.6 million.

For the quarter, New Zealand weathertightness claims benefit increased compared to the prior quarter due to favorable claims settlements. For the nine months, we recorded a benefit related to New Zealand weathertightness, compared to an expense in the prior corresponding period. The decrease in the provision is a result of a higher rate of claim resolution, fewer open claims at the end of the period and a continued reduction in the number of new claims received when compared to the prior corresponding nine months

In Australian dollars, EBIT excluding New Zealand weathertightness claims for the quarter and nine months increased by 20% and 14% respectively, compared to the prior corresponding periods, to A$27.4 million and A$77.3 million.

Research and Development Segment

We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D Segment, or commercialization projects in business units which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D Segment:

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY15	Q3 FY14	% Change	9 Months FY15	9 Months FY14	Change %
Segment R&D expenses	$(5.6)	$(5.8)	3	$(18.3)	$(16.3)	(12)
Segment R&D SG&A expenses	(0.5)	(0.6)	17	(1.4)	(1.7)	18
Total R&D EBIT	$(6.1)	$(6.4)	5	$(19.7)	$(18.0)	(9)

The change in Segment R&D expenses compared to the prior corresponding period and nine months is a result of the number of core R&D projects being worked on by the R&D team. The expense will fluctuate quarter to quarter depending on the nature and number of core R&D projects being worked on during the quarter.

Other R&D expenses associated with commercialization projects in business units are recorded in the results of the respective business unit segment. In total, these costs were US$2.1 million for the quarter and US$5.8 million for the nine months, compared to US$2.9 million and US$8.8 million, respectively, for the prior corresponding periods.

General Corporate Segment

Results for the General Corporate Segment for the quarter and nine months ended 31 December 2014 are as follows:

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY15	Q3 FY14	% Change	9 Months FY15	9 Months FY14	Change %
General Corporate SG&A expenses	$(14.0)	$(12.8)	(9)	$(33.3)	$(30.9)	(8)
Asbestos:
Asbestos Adjustments	54.9	35.8	(53)	96.9	126.2	(23)
AICF SG&A Expenses[1]	(0.6)	(0.4)	(50)	(1.9)	(1.4)	(36)
General Corporate EBIT	$40.3	$22.6	78	$61.7	$93.9	(34)

1 Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF. Readers are referred to Note 7 of our 31 December 2014 Condensed Consolidated Financial Statements for further information on the Asbestos Adjustments

For the quarter, General Corporate SG&A Expenses increased by US$1.2 million, compared to the prior corresponding period, primarily due to an increase of US$1.1 million of recognized foreign exchange losses, US$0.9 million in compensation related expenses and US$0.8 million in discretionary expenses compared to the prior corresponding period. These unfavorable movements were partially offset by a US$1.6 million decrease in stock compensation expenses as the 3% appreciation in our US$ stock price during the current quarter was less than the 16% appreciation in the prior corresponding period.

For the nine months, General Corporate SG&A Expenses increased by US$2.4 million, compared to the prior corresponding period, primarily due to an increase of US$2.1 million in discretionary expenses, US$1.1 million in compensation related expenses and US$0.5 million of recognized foreign exchange losses compared to the prior corresponding period. These unfavorable movements were partially offset by a US$1.3 million decrease in stock compensation expenses, driven by an 18% depreciation in our US$ stock price during the nine months ended 31 December 2014, compared to an 11% appreciation across the prior corresponding period.

Asbestos adjustments for both periods reflect the non-cash foreign exchange translation impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period. The AUD/USD spot exchange rates are shown in the table below:

Q3 FY15		Q3 FY14		9 Months FY15		9 Months FY14
30 September 2014	0.8764	30 September 2013	0.9308	31 March 2014	0.9220	31 March 2013	1.0420
31 December 2014	0.8193	31 December 2013	0.8936	31 December 2014	0.8193	31 December 2013	0.8936
Change ($)	(0.0571)	Change ($)	(0.0372)	Change ($)	(0.1027)	Change ($)	(0.1484)
Change (%)	(7%)	Change (%)	(4%)	Change (%)	(11%)	Change (%)	(14%)

Readers are referred to Note 7 of our 31 December 2014 Condensed Consolidated Financial Statements for further information on the Asbestos adjustments.

EBIT

The table below summarizes the segment EBIT results as discussed above:

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY15	Q3 FY14	Change %	9 Months FY15	9 Months FY14	Change %
USA and Europe Fiber Cement	$63.5	$53.1	20	$206.3	$179.8	15
Asia Pacific Fiber Cement[1]	23.5	21.3	10	69.9	64.5	8
Research & Development	(6.1)	(6.4)	5	(19.7)	(18.0)	(9)
General Corporate excluding asbestos	(14.0)	(12.8)	(9)	(33.3)	(30.9)	(8)
Adjusted EBIT	66.9	55.2	21	223.2	195.4	14

Asbestos:
Asbestos adjustments	54.9	35.8	53	96.9	126.2	(23)
AICF SG&A expenses	(0.6)	(0.4)	(50)	(1.9)	(1.4)	(36)
New Zealand weathertightness claims	5.2	4.2	24	4.2	(0.7)
EBIT	126.4	94.8	33	322.4	319.5	1

1 Excludes New Zealand weathertightness claims

Net Interest (expense) income

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY15	Q3 FY14	% Change	9 Months FY15	9 Months FY14	% Change
Gross interest expense	(2.1)	(1.0)		(4.8)	(3.0)	(60)
Capitalised Interest	0.4	-		0.6	-
Interest income	0.1	0.2	(50)	0.4	0.4	-
Realised loss on interest rate swaps	(0.4)	(0.2)		(0.7)	(0.5)	(40)
Net AICF interest income	0.5	0.6	-	1.0	2.4	(58)
Net interest expense	(1.5)	(0.4)		(3.5)	(0.7)

Gross interest expense for the quarter and nine months increased US$1.1 million and US$1.8 million, respectively, when compared to the prior corresponding periods primarily as a result of higher average balances of funds drawn on our debt facilities during the current quarter and nine months. Capitalized interest for the quarter and nine months totaled US$0.4 million and US$0.6 million, respectively, compared to nil for the prior corresponding periods.

For the nine months, AICF net interest income decreased US$1.4 million compared to the prior corresponding period, primarily a result of the combined impact of higher interest expense incurred as a result of the drawdowns made on the AICF loan facility and a decrease in interest income as a result of lower investment balances held by AICF in fiscal 2015 compared to fiscal 2014.

Other (expense) income

For the quarter, other expense moved from a gain of US$1.2 million in the prior corresponding period to a loss of US$0.2 million. For the nine months, other expense moved from a gain of US$1.4 million in the prior corresponding period to a loss of US$3.9 million. The changes in other expense period over period are due to the timing of foreign exchange gains and losses and the unrealized gains and losses resulting from the changes in the fair value of our interest rate swaps at the balance sheet dates.

Income Tax

	Three and Nine Months Ended 31 December
	Q3 FY15	Q3 FY14	9 Months FY15	9 Months FY14
Income tax expense (US$ Millions)	(17.2)	(3.4)	(51.4)	(33.9)
Tax adjustments	1.1	(8.3)	0.7	(7.8)

Adjusted income tax expense (US$ Millions)	(16.1)	(11.7)	(50.7)	(41.7)
Effective tax rate (%)	13.8	3.6	16.3	10.6
Adjusted effective tax rate (%)	24.9	21.1	23.6	21.5

Total income tax expense for the quarter increased by US$13.8 million from the prior corresponding period. The change is primarily due to an unfavorable change in tax adjustments of US$9.4 million and an increased adjusted effective tax rate, which increased from 21.1% in the prior corresponding period to 24.9% in the quarter.

Total income tax expense for the nine months increased by US$17.5 million from the prior corresponding period. The change is primarily due to an unfavorable change in tax adjustments of US$8.5 million and an increased adjusted effective tax rate, which increased from 21.5% in the prior corresponding period to 23.6% in the quarter.

The unfavorable change in tax adjustments noted in both the quarter and nine month periods above is primarily related to a non-recurring receipt of interest from the Australian Taxation Office in the third quarter of fiscal year 2014; resulting from finalization of RCI Pty Ltd’s successful appeal against a disputed amended tax assessment.

The increase in the adjusted effective tax rate for both the quarter and nine months was primarily due to a higher proportion of taxable earnings in jurisdictions with higher tax rates

Readers are referred to Note 11 of our 31 December 2014 Condensed Consolidated Financial Statements for further information related to income tax.

Net Operating Profit

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY15	Q3 FY14	% Change	9 Months FY15	9 Months FY14	Change %
EBIT	$ 126.4	$ 94.8	33	$ 322.4	$ 319.5	1

Net interest expense	(1.5)	(0.4)		(3.5)	(0.7)
Other (expense) income	(0.2)	1.2		(3.9)	1.4
Income tax expense	(17.2)	(3.4)		(51.4)	(33.9)	(52)
Net operating profit	107.5	92.2	17	263.6	286.3	(8)

Excluding:
Asbestos:
Asbestos adjustments	(54.9)	(35.8)	(53)	(96.9)	(126.2)	(23)
AICF SG&A expenses	0.6	0.4	50	1.9	1.4	36
AICF interest income	(0.5)	(0.6)	17	(1.0)	(2.4)	58
New Zealand weathertightness claims	(5.2)	(4.2)	(24)	(4.2)	0.7
Asbestos and other tax adjustments	1.1	(8.3)		0.7	(7.8)
Adjusted net operating profit	$48.6	$43.7	11	$ 164.1	$ 152.0	8

Adjusted diluted earnings per share (US cents)	11	10		37	34

Adjusted net operating profit of US$48.6 million for the quarter increased US$4.9 million, or 11%, compared to the prior corresponding period, primarily due to the underlying performance of the operating business units as reflected in the US$11.7 million increase in adjusted EBIT, partially offset by an increase in adjusted income tax expense of US$4.4 million, other expense of US$1.4 million and gross interest expense of US$1.1 million.

Adjusted net operating profit of US$164.1 million for the nine months increased US$12.1 million, or 8%, compared to the prior corresponding period, primarily due to the underlying performance of the operating business units as reflected in the US$27.8 million increase in adjusted EBIT, partially offset by an increase in adjusted income tax expense of US$9.0 million, other expense of US$5.3 million and gross interest expense of US$1.8 million.

Cash Flow

Operating Activities

Net operating cash flow decreased US$150.6 million to US$104.1 million. The movement compared to the prior corresponding nine months is largely driven by the contribution to AICF of US$113.0 million in fiscal 2015. Additionally, cash used in working capital requirements was $26.4 million, consisting primarily of increases in finished goods and raw material inventories, driven by increased production in anticipation for calendar 2015 US building season, the addition of the Fontana facility to the network and the expansion of our vendor managed inventory program. The remaining decrease in net operating cash flow can be attributed to movements in other non-cash items.

Investing Activities

Net cash used in investing activities increased from US$72.0 million in the prior corresponding nine months to US$241.0 million. The continued execution of our capacity expansion plans across our businesses accounts for US$154.3 million of this increase, with the remaining US$86.7 million increase related to other capital expenditures.

Financing Activities

Net cash of US$28.5 million was provided by financing activities, compared to US$152.5 million used in financing activities in the prior corresponding nine months. This movement was primarily related to a draw down on our debt facilities of US$390.0 million, partially offset by a US$192.3 million increase in cash used to pay dividends, largely a result of the one-time 125 year anniversary special dividend paid during the first quarter of fiscal 2015.

Capacity Expansion

We continue with our plans to increase the production capacity of the USA and Europe and Asia Pacific Fiber Cement businesses. The table below illustrates what we have spent on capacity expansion related projects for the nine months ended 31 December 2014:

Project Description	Nine Month FY15 Spend
Plant City, Florida - 4th sheet machine and ancillary facilities	US$38.5 million
Cleburne, Texas - 3rd sheet machine and ancillary facilities	US$19.9 million
Carole Park, Queensland - Capacity expansion project	US$30.5 million
Tacoma, Washington - Land and buildings	US$27.9 million
Rosehill, New South Wales - Land and buildings	US$37.5 million
Total capacity expansion spend	US$154.3 million

In December 2014, we completed the purchase of the land and buildings we previously leased at our Rosehill, New South Wales facility for A$45.0 million. The purchase was a strategic decision to ensure our manufacturing footprint in Eastern Australia could be maintained longer term.

We continue to evaluate the demand in the US housing market, and continue to review the estimated commissioning dates of our capacity expansions. As such, we have deferred the sheet machine commissioning at our Plant City and Cleburne facilities into early fiscal 2017, subject to our continued monitoring of the US housing market recovery.

Liquidity and Capital Structure

At 31 December 2014, we have US$590.0 million of combined credit facilities from our banks available to us with a combined average tenor of 2.7 years. At 31 December 2014, a total of US$390.0 million is drawn from our debt facilities, compared to nil at 31 December 2013.

Our cash position decreased from US$167.5 million at 31 March 2014 to US$62.3 million at 31 December 2014.

We have historically met our working capital needs and capital expenditure requirements from a combination of cash flow from operations and credit facilities. Seasonal fluctuations in working capital generally have not had a significant impact on our short or long term liquidity.

As previously discussed, we expect to continue to invest in capital expenditures, and plan to continue to do so over the next three years. Based on our existing cash balances, together with anticipated operating cash flows arising during the year and unutilized committed credit facilities, we anticipate that we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

On 10 February 2015, James Hardie International Finance Limited, a wholly owned subsidiary of JHI plc, completed the sale of US$325.0 million aggregate principal amount of senior unsecured notes due 15 February, 2023. The notes are guaranteed by James Hardie International Group Limited, James Hardie Technology Limited and James Hardie Building Products Inc., each of which are wholly-owned subsidiaries of JHI plc. The net proceeds from this offering will be used for general corporate purposes, including the repayment of approximately $316.7 million of outstanding borrowings under current bilateral credit facilities and the payment of related transaction fees and expenses.

Capital Allocation, Dividends, and Share Buyback

The following table summarizes the dividends declared or paid during fiscal years 2013, 2014, and 2015:

(Millions of US dollars)	US Cents/ Security	US$ Total Amount	Announcement Date	Record Date	Payment Date
FY 2015 first half dividend	0.08	36.0	19 November 2014	23 December 2014	27 February 2015
FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	08 August 2014
FY 2014 second half dividend	0.32	142.3	22 May 2014	12 June 2014	08 August 2014
125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014
FY 2014 first half dividend	0.08	35.5	14 November 2013	19 December 2013	28 March 2014
FY 2013 special dividend	0.24	106.1	23 May 2013	28 June 2013	26 July 2013
FY 2013 second half dividend	0.13	57.5	23 May 2013	28 June 2013	26 July 2013

Share Buyback

During fiscal 2014, the Company announced a share buyback program to acquire up to 5% of its issued capital in the twelve months through May 2014. Under this program, the Company repurchased and cancelled 715,000 shares of its common stock during the first quarter of the current fiscal year. The aggregate costs of the shares repurchased and cancelled was A$9.8 million (US$9.1 million), at an average market price of A$13.69 (US$12.73). Upon the expiration of the fiscal 2014 program, the Company announced a new share buyback program to acquire up to 5% of its issued capital. No shares have been repurchased or cancelled under the fiscal 2015 program for the three or nine months ended 31 December 2014.

In line with our capital allocation objectives we expect the following activities to continue in the near term:

•	invest in R&D and capacity expansion to support organic growth;
•	provide ordinary dividend payments within the payout ratio of 50-70% of net operating profit excluding asbestos;
•	maintain flexibility for accretive and strategic inorganic growth and/or flexibility to manage through market cycles; and
•	Consider other shareholder returns when appropriate

Other Asbestos Information

	Three and Nine Months Ended 31 December
	Q3 FY15	Q3 FY14	% Change	9 Months FY15	9 Months FY14	% Change
Claims received	170	155	(10)	507	476	(7)
Actuarial estimate for the period	153	135	(13)	458	405	(13)
Difference in claims received to actuarial estimate	(17)	(20)	15	(49)	(71)	31

Average claim settlement[1] (A$)	249,000	254,000	2	246,000	258,000	5
Actuarial estimate for the period[2]	289,000	262,000	(10)	289,000	262,000	(10)
Difference in claims paid to actuarial estimate	40,000	8,000		43,000	4,000

1 Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements

2 This actuarial estimate is a function of the assumed experience by disease type and and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience.

Claims Data

For the quarter and nine months ended 31 December 2014, we noted the following related to asbestos claims:

•	Claims received during the current quarter and nine months were 11% above actuarial estimates;
•	Claims received during the current quarter and nine months were 10% and 7% higher than the prior corresponding periods, respectively;
•	The higher reported mesothelioma claims experience noted during fiscal 2014 has continued into the current quarter and nine months;
•	The average claim settlement for the quarter and nine months is down 2% and 5%, respectively, compared to the prior corresponding periods;
•	The average claim settlement for the quarter and nine months is down 14% and 15%, respectively, versus actuarial estimates;
•	Average claim settlement sizes are generally lower across all disease types compared to actuarial expectations for fiscal 2015; and
•

The decrease in average claim settlement for the quarter and nine months is largely attributable to a lower number of large mesothelioma claims being settled compared to the prior corresponding periods. We caution that there are a number of large pending claims which might materially increase the average settlement size.

AICF Funding

On 1 July 2014, the Company made a payment of A$119.9 million (US$113.0 million) to AICF, representing 35% of its free cash flow for fiscal year 2014. For the 1 July 2014 payment, free cash flow as defined in the AFFA is equivalent to the Company’s fiscal year 2014 operating cash flows of US$322.8 million. From the time AICF was established in February 2007 we have contributed A$721.5 million to AICF.

Readers are referred to Note 7 of our 31 December 2014 Condensed Consolidated Financial Statements for further information on Asbestos.

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

NBSK – Northern Bleached Softwood Kraft; Our benchmark grade of pulp.

Legacy New Zealand weathertightness claims (“New Zealand weathertightness claims”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

Financial Measures – US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because we prepare our Condensed Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in our Condensed Consolidated Financial Statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)
*- Represents non-US GAAP descriptions used by Australian companies.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on capital employed – EBIT divided by gross capital employed.

Adjusted EBIT and Adjusted EBIT margin – Adjusted EBIT and Adjusted EBIT margin are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY15	Q3 FY14	9 Months FY15	9 Months FY14
EBIT	$ 126.4	$ 94.8	$ 322.4	$ 319.5
Asbestos:
Asbestos adjustments	(54.9)	(35.8)	(96.9)	(126.2)
AICF SG&A expenses	0.6	0.4	1.9	1.4
New Zealand weathertightness claims	(5.2)	(4.2)	(4.2)	0.7
Adjusted EBIT	66.9	55.2	223.2	195.4
Net sales	$ 388.4	$ 353.2	$ 1,245.6	$ 1,117.4
Adjusted EBIT margin	17.2%	15.6%	17.9%	17.5%

Adjusted net operating profit – Adjusted net operating profit is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY15	Q3 FY14	9 Months FY15	9 Months FY14
Net operating profit	$ 107.5	$ 92.2	$ 263.6	$ 286.3
Asbestos:
Asbestos adjustments	(54.9)	(35.8)	(96.9)	(126.2)
AICF SG&A expenses	0.6	0.4	1.9	1.4
AICF interest income, net	(0.5)	(0.6)	(1.0)	(2.4)
New Zealand weathertightness claims	(5.2)	(4.2)	(4.2)	0.7
Asbestos and other tax adjustments	1.1	(8.3)	0.7	(7.8)
Adjusted net operating profit	$ 48.6	$ 43.7	$ 164.1	$ 152.0

Adjusted diluted earnings per share – Adjusted diluted earnings per share is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Three and Nine Months Ended 31 December
	Q3 FY15	Q3 FY14	9 Months FY15	9 Months FY14
Adjusted net operating profit (US$ millions)	$ 48.6	$ 43.7	$ 164.1	$ 152.0
Weighted average common shares outstanding - Diluted (millions)	445.9	445.2	445.9	444.2
Adjusted diluted earnings per share (US cents)	11	10	37	34

Adjusted effective tax rate on earnings – Adjusted effective tax rate on earnings is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY15	Q3 FY14	9 Months FY15	9 Months FY14
Operating profit before income taxes	$ 124.7	$ 95.6	$ 315.0	$ 320.2
Asbestos:
Asbestos adjustments	(54.9)	(35.8)	(96.9)	(126.2)
AICF SG&A expenses	0.6	0.4	1.9	1.4
AICF interest expense, net	(0.5)	(0.6)	(1.0)	(2.4)
New Zealand weathertightness claims	(5.2)	(4.2)	(4.2)	0.7
Adjusted operating profit before income taxes	$ 64.7	$ 55.4	$ 214.8	$ 193.7

Income tax expense	$ (17.2)	$ (3.4)	$ (51.4)	$ (33.9)
Asbestos-related and other tax adjustments	1.1	(8.3)	0.7	(7.8)
Adjusted Income tax expense	$ (16.1)	$ (11.7)	$ (50.7)	$ (41.7)
Effective tax rate	13.8%	3.6%	16.3%	10.6%
Adjusted effective tax rate	24.9%	21.1%	23.6%	21.5%

Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY15	Q3 FY14	9 Months FY15	9 Months FY14
EBIT	$ 126.4	$ 94.8	$ 322.4	$ 319.5
Depreciation and amortization	17.9	15.6	52.0	46.2
Adjusted EBITDA	$ 144.3	$ 110.4	$ 374.4	$ 365.7

Adjusted selling, general and administrative expenses – Adjusted selling, general and administrative expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY15	Q3 FY14	9 Months FY15	9 Months FY14
Selling, general and administrative expenses	$ 56.0	$ 53.8	$ 176.7	$ 162.5
Excluding:
New Zealand weathertightness claims benefit (expense)	5.2	4.2	4.2	(0.7)
Adjusted selling, general and administrative expenses	$ 61.2	$ 58.0	$ 180.9	$ 161.8
Net Sales	$ 388.4	$ 353.2	$ 1,245.6	$ 1,117.4
Selling, general and administrative expenses as a percentage of net sales	14.4%	15.2%	14.2%	14.5%
Adjusted selling, general and administrative expenses as a percentage of net sales	15.8%	16.4%	14.5%	14.5%

As set forth in Note 7 of the 31 December 2014 Condensed Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability. Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance. The following non-GAAP table should be read in conjunction with JHI plc’s Condensed Consolidated Financial Statements and related notes contained in our 31 December 2014 Condensed Consolidated Financial Statements.

James Hardie Industries plc

Supplementary Financial Information

31 December 2014

(Unaudited)

	Total Fibre
	Cement –
	Excluding
	Asbestos	Asbestos	As Reported
(US$ Millions)	Compensation	Compensation	(US GAAP)

Restricted cash and cash equivalents – Asbestos	$ -	$ 39.9	$ 39.9
Restricted short-term investments – Asbestos	-	-	-
Insurance receivable – Asbestos[1]	-	178.2	178.2
Workers compensation asset – Asbestos[1]	-	46.1	46.1
Deferred income taxes – Asbestos[1]	-	404.0	404.0

Asbestos liability¹	$ -	$ 1,422.3	$ 1,422.3
Workers compensation liability – Asbestos[1]	-	46.1	46.1
Income taxes payable	18.9	(15.6)	3.3

Asbestos adjustments	$ -	$ 96.9	$ 96.9
Selling, general and administrative expenses	(174.7)	(2.0)	(176.7)
Net interest (expense) income	(4.5)	1.0	(3.5)
Income tax expense	(51.7)	0.3	(51.4)

¹ The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on our Condensed Consolidated Balance Sheets.

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

¡	statements about the company’s future performance;
¡	projections of the company’s results of operations or financial condition;
¡	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
¡	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
¡	expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
¡	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
¡	expectations concerning dividend payments and share buy-backs;
¡	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
¡	statements regarding tax liabilities and related audits, reviews and proceedings;
¡

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

¡	expectations concerning indemnification obligations;
¡	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
¡

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

¡

statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from the Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.